                                                                       EXHIBIT 5

                     [A.G. EDWARDS & SONS, INC. LETTERHEAD]

                                                               February 16, 1998

Board of Directors
Continental Circuits Corp.
3502 East Roeser Road
Phoenix, AZ 85040

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view to the stockholders of the common stock, with $.01 par value (the "Shares"), of Continental Circuits Corp. ("Continental"), of the Transaction Consideration (as hereinafter defined) to be received by the stockholders of Continental in the proposed tender offer for the stock of Continental and in the merger (collectively, the "Transaction") of a direct wholly owned subsidiary of Hadco Corporation ("Hadco") with and into Continental, pursuant to the Agreement and Plan of Merger by and among Hadco and Continental dated February 16, 1998 (the "Definitive Agreement").

     Pursuant to the Definitive Agreement, each of the Shares will be converted into the right to receive cash in the amount of $23.90 per Share, paid in the manner set forth in the Definitive Agreement (the "Transaction Consideration").

     A.G. Edwards & Sons, Inc. ("Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Continental through prior underwriting and financial advisory engagements as well as having acted as Continental's financial advisor in connection with, and having participated in, certain of the negotiations leading to the Definitive Agreement, and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We are not aware of any present or contemplated relationship between Edwards, Continental, Continental's directors and officers or its stockholders, or between Edwards and Hadco, its directors and officers or its stockholders which, in our opinion, would affect our ability to render a fair and independent opinion in this matter.

     In connection with this opinion, we have among other things:

        (i)   reviewed the Definitive Agreement dated as of February 16, 1998;

        (ii) reviewed Continental's audited financial statements for the three fiscal years ended July 31, 1997;

        (iii) reviewed certain unaudited internal financial information of Continental for the six month period ended January 31, 1998;

        (iv) reviewed certain other financial analyses and forecasts for Continental, either prepared by the management of Continental or prepared by securities research analysts and confirmed as reasonable and appropriate by the management of Continental (collectively, the "Financial Forecasts");

        (v) held discussions with members of the management of Continental regarding the past and current business operations, financial condition and future prospects for Continental, as well as other matters;

Continental Circuits Corp.
February 16, 1998
Page 2

                                                [A.G. EDWARDS & SONS, INC. LOGO]

        (vi) compared certain financial information for Continental with similar information for certain other companies the securities of which are publicly traded;

        (vii) reviewed the financial terms of certain recent business combinations in the printed circuit board, electronic manufacturing services, and flexible circuit industries; and

        (viii) performed such other studies and analyses as we considered appropriate.

     In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by Continental. We have not been engaged to, and therefore we have not verified, the accuracy or completeness of any such information. We have assumed that the Financial Forecasts reflect the best currently available estimates and judgments of the management of Continental as to the expected future financial performance of Continental, and we have not independently verified such information or assumptions nor do we express any opinion with respect thereto. We have not made any independent valuation or appraisal of the assets of the liabilities of Continental, nor have we been furnished with any such appraisals.

     In rendering our opinion, we have also assumed that the Transaction will be consummated on the terms contained in the Definitive Agreement, without any waiver of any material terms or conditions by the Company. We have not reviewed any proxy or information statements or similar documents that may be prepared for use in connection with the Transaction.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion as expressed herein, in any event, is limited to the fairness, from a financial point of view, to the stockholders of the Transaction Consideration to be received by the stockholders of Continental in the Transaction and does not constitute a recommendation to any stockholders of Continental as to whether such stockholders should tender their shares or as to how to vote at a stockholders' meeting held in connection with the Transaction.

     It is understood that this letter is for the benefit and use of the Board of Directors of Continental and may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent except that this opinion may be included in its entirety in Continental's Solicitation/Recommendation Statement on Schedule 14D-9 or in a proxy statement to the stockholders of Continental as contemplated by the Definitive Agreement.

     Based upon and subject to the foregoing it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the stockholders of Continental.

                                          Very truly yours,

                                          A.G. EDWARDS & SONS, INC.

                                          /S/ DOUGLAS E. REYNOLDS
                                          DOUGLAS E. REYNOLDS
                                          Managing Director